# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Reddit, Inc., CIK 0001713445
CUSIP: 75734B100
Title of class of securities: Class A Common Stock, $0.0001 par value
Address of issuer's principal executive offices: 303 2nd Street, South Tower, 5th Floor, San Francisco, California (CA), 94107
Date of event which requires filing of this statement: 05/04/2026
Amends the filing with accession number 0001713445-26-000050
Filed by CIK 0001827011
Persons authorized to receive notices and communications: Steven Huffman, c/o Reddit, Inc., 303 2nd Street, South Tower, 5th Floor, San Francisco, California (CA), 94107, (415) 494-8016

## Reporting persons
- Steve Ladd Huffman (CIK 0001827011): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: subject company funds (SC), personal funds (PF); sole voting power 5,936,369; shared voting power 42,207,274; sole dispositive power 5,936,369; shared dispositive power 0; aggregate amount beneficially owned 48,143,643 (24.8% of the class)
  Comment: "Shared Voting Power" in row 8 represents shares subject to that certain voting agreement entered into by and between Mr. Huffman and Advance Magazine Publishers Inc. ("Advance") as of March 19, 2024 (the "Advance Voting Agreement"). The Advance Voting Agreement contains provisions relating to the voting of certain shares of the capital stock of Reddit, Inc. (the "Issuer") held by Advance. Accordingly, Mr. Huffman may be deemed to share beneficial ownership of certain shares held by Advance pursuant to the Advance Voting Agreement.

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, $0.0001 par value
Name of issuer: Reddit, Inc.
Address of issuer's principal executive offices: 303 2nd Street, South Tower, 5th Floor, San Francisco, California (CA), 94107
Comment: This Amendment No. 4 ("Amendment No. 4") relates to the Class A Common Stock, par value $0.0001 per share (the "Class A Common Stock"), of Reddit, Inc. (the "Issuer"), and amends and supplements the initial statement on Schedule 13D filed on May 3, 2024 (the "Initial Statement"), as amended by Amendment No. 1 to the Initial Statement filed August 22, 2024, Amendment No. 2 to the Initial Statement filed August 19, 2025, and Amendment No. 3 to the Initial Statement filed November 3, 2025 (together with the Initial Statement, as so amended, the "Schedule 13D"). Except as specifically amended by this Amendment No. 4, the Schedule 13D remains unmodified. Capitalized terms used but not defined in this Amendment No. 4 shall have the same meanings ascribed to them in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

As of the date set forth on the cover page hereto, the Tencent Voting Agreement terminated pursuant to its terms and such termination represents a decrease in the number of shares of the Issuer's voting capital stock over which Mr. Huffman exercises voting discretion, without any action being taken on the part of Mr. Huffman.

The foregoing discussion of the Tencent Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Tencent Voting Agreement, which was filed on May 3, 2024 as Exhibit 3 to the Initial Statement and is incorporated by reference herein.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) - (c) of the Statement is hereby amended and restated as follows:

The aggregate number and percentage of shares of Class A Common Stock beneficially owned by Mr. Huffman, and the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition, are set forth on rows 7 through 11 and row 13 of the cover page of this Amendment No. 4 to the Schedule 13D and are incorporated herein by reference.

Beneficial ownership of shares of Class A Common Stock includes shares of Class A Common Stock which may be acquired upon the conversion of shares of the Issuer's Class B Common Stock, par value $0.0001 per share. Holders of Class A Common Stock and Class B Common Stock generally vote together as a single class, unless otherwise required by law, the Issuer's amended and restated certificate of incorporation, or the Issuer's amended and restated bylaws. Each share of Class A Common Stock is entitled to one vote. Each share of Class B Common Stock is entitled to ten votes per share and is convertible at any time into one share of Class A Common Stock.

Mr. Huffman currently indirectly holds and beneficially owns an aggregate 5,936,369 shares of the Issuer's capital stock including: (i) 82,760 shares of Class A Common Stock held by Mr. Huffman through three grantor retained annuity trusts for which he is the trustee; (ii) the right to acquire 1,954,881 shares of Class A Common Stock upon the exercise of vested stock options or options vesting within 60 days held by Mr. Huffman through a revocable trust of which he is the trustee, (iii) the right to acquire 37,381 shares of Class A Common Stock underlying restricted stock units which may vest and settle within 60 days held by Mr. Huffman through a revocable trust of which he is the trustee; (iv) the right to acquire 3,084,246 shares of Class A Common Stock upon the conversion of an equal number of shares of Class B Common Stock held by Mr. Huffman through a revocable trust of which he is the trustee; (v) the right to acquire 739,720 shares of Class A Common Stock upon the conversion of an equal number of shares of Class B Common Stock underlying vested stock options to acquire shares of Class B Common Stock or such options vesting within 60 days held by Mr. Huffman through a trust of which he is the trustee; and (vi) the right to acquire 37,381 shares of Class A Common Stock upon the conversion of an equal number of shares of Class B Common Stock underlying restricted stock units which may vest and settle within 60 days held by Mr. Huffman through a revocable trust of which he is the trustee.

As more fully described in Item 6 of the Initial Statement, in connection with the Issuer's initial public offering (the "IPO"), Mr. Huffman entered into certain voting and governance agreements with the Issuer and certain other stockholders of the Issuer. After giving effect to the termination of the Tencent Voting Agreement discussed in Item 4 hereinabove and Item 6, hereinbelow, by virtue of the Advance Voting Agreement, Mr. Huffman may still be deemed to have shared voting power over 16,182 shares of Class A Common Stock and 42,191,092 shares of Class B Common Stock. Information set forth herein with respect to shares of capital stock held by the other parties to the Voting Agreements is based on information provided or publicly reported by such parties.

For the avoidance of doubt, to the best of Mr. Huffman's knowledge, the Voting Agreements do not give rise to the formation of a "group" between Mr. Huffman and the other parties thereto pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Additionally, for the avoidance of doubt, Mr. Huffman does not have any pecuniary interest in, and has no dispositive power over, the shares subject to the Voting Agreements, and the filing of this Statement shall not be construed as an admission that Mr. Huffman or any of the parties to the Voting Agreements is, for purposes of Sections 13(d) or 13(g) of the Exchange Act, Section 16 of the Exchange Act, or for any other purpose, the beneficial owner of any securities owned by the others.

Based on the foregoing, Mr. Huffman may be deemed to beneficially own an aggregate 48,143,643 shares of Class A Common Stock, representing approximately 24.8% of the Class A Common Stock, calculated on the basis of Rule 13d-3 of the Exchange Act. Such beneficial ownership constitutes approximately 24.7% of the total outstanding shares of the Issuer's common stock of all classes (i.e., assuming down-conversion of all outstanding shares of Class B Common Stock into Class A Common Stock and full exercise or settlement of all derivatives directly or indirectly held by Mr. Huffman which are capable of being exercised or settled within 60 days).

The foregoing calculations are based on 141,965,642 shares of Class A Common Stock and 50,543,398 shares of Class B Common Stock outstanding as of April 29, 2026, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on April 30, 2026, and after giving effect to the conversion of the Class B Common Stock held by Tencent.

Based solely on beneficial ownership of Mr. Huffman, and excluding the shares subject to the Advance Voting Agreement, Mr. Huffman beneficially owns (and may be deemed to exercise both voting and investment discretion with respect to) 3.9% of the outstanding Class A Common Stock, calculated pursuant to Rule 13d-3 of the Exchange Act, and 3.0% of the total outstanding shares of the Issuer's capital stock of all classes (i.e., assuming down-conversion of all outstanding shares of Class B Common Stock into Class A Common Stock and full exercise or settlement of all derivatives held by Mr. Huffman which are capable of being exercised or settled within 60 days).

Because each share of Class B Common Stock generally is entitled to ten votes per share and each share of Class A Common Stock is entitled to one vote per share, Mr. Huffman may be deemed to beneficially own equity securities of the Issuer (including shares underlying vested equity awards or equity awards vesting within 60 days, even if out-of-the-money) representing approximately 70.7% of the total number of votes of the capital stock of the Issuer, assuming the exercise or settlement of all stock options and restricted stock units currently capable of being exercised or settled, or capable of being exercised or settled within 60 days, which are directly or indirectly held by Mr. Huffman.

For avoidance of doubt, not included in the beneficial ownership totals above are shares of Common Stock underlying stock options or restricted stock units not scheduled to vest within the next 60 days.

The foregoing discussion of the Voting Agreements does not purport to be complete and is qualified in its entirety by reference to the full text of the Voting Agreements, which were filed on May 3, 2024 as Exhibits 2 and 3 to the Initial Statement and are incorporated by reference herein.
Transactions in the class effected during the past sixty days:
Except as described below and set forth on Schedule A attached hereto as Exhibit 99.1, Mr. Huffman has not effected any transactions in the shares of Class A Common Stock during the past 60 days.

In addition to the sales made in the open market pursuant to the Rule 10b5-1 trading arrangement adopted by Mr. Huffman on May 19, 2025 reported on Schedule A attached hereto as Exhibit 99.1, a trust of which Mr. Huffman is trustee: (i) on April 15, 2026, exercised 18,000 stock options for an equal number of Class A Common Stock; (ii) on March 31, 2026, exercised 18,000 stock options for an equal number of Class A Common Stock; (iii) on March 13, 2026, exercised 18,000 stock options for an equal number of shares of Class A Common Stock; and (iv) on May 5, 2026, exercised 18,000 stock options for an equal number of shares of Class A Common Stock.

Additionally, on March 6, 2026, Mr. Huffman converted an aggregate 82,670 shares of Class B Common Stock into Class A Common Stock and thereupon transferred, for no consideration: (i) 68,966 shares of Class A Common Stock to EVS Trust - I, a grantor retained annuity trust for which Mr. Huffman serves as the trustee; (ii) 6,897 shares of Class A Common Stock to MLH Trust - I, a grantor retained annuity trust for which Mr. Huffman serves as the trustee; and (iii) JDI Trust - I, a grantor retained annuity trust for which Mr. Huffman serves as the trustee.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Statement is hereby amended and supplemented as follows:

The information set forth herein Item 4 is hereby incorporated by reference into this Item 6.

## Signatures
- Steve Ladd Huffman: /s/ Julie Rogers, Julie Rogers, Attorney-in-Fact (05/06/2026)